EXHIBT A
OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)
June 6, 2018

C. Meyers Feldman & Company

Up to $1,070,000 of Common Stock

C. Meyers Feldman & Company (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of common stock of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 1, 2019. Unless the Company raises at least the Target Amount of $25,000 (the "Closing Amount") by June 1, 2019, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 1, 2019, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Shares that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

Page

THE OFFERING 3

RISK FACTORS 4

THE COMPANY AND ITS BUSINESS.. 12

OWNERSHIP AND CAPITAL STRUCTURE.. 15

DESCRIPTION OF SECURITIES 17

FINANCIAL STATEMENTS AND FINANCIAL CONDITION 17

USE OF PROCEEDS 18

REGULATORY INFORMATION 20

MANAGEMENT.. 20

CROWDSOURCE FUNDED INVESTMENT PROCESS 21

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	C. Meyers Feldman & Company, a Nevada corporation incorporated on May 21, 2018. The Company plans to create a website, but currently does not have one.
Corporate Address	5031 Cerromar Drive, Naples, FL 34112.
Description of Business	C. Meyers Feldman & Company is a holding company for an operating independent property and casualty insurance agency located in New Jersey. We intend to acquire additional insurance agencies and take advantage of being a publicly held entity.
Type of Security Offering	Common Stock, par value $0.001 per share.
Offering Price	$1.00 per share
Target Amount of Offering	25,000 common shares ($25,000)
Maximum Amount of Offering	1,070,000 common shares ($1,070,000)
Minimum Investment per Investor	$500, unless waived by us.
Offering Costs	We estimate that the costs of this offering will be approximately $4,500, including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than June 1, 2019, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before June 1, 2019, this offering will terminate with no shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The shares will be sold by management who will receive no selling commissions or remuneration for sale of the shares.
Closings	If we reach the target offering amount ($25,000) prior to the offering deadline, we will continue to sell the shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that

	would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated for marketing and acquisition costs of insurance and payroll firms.
Shares Outstanding:	
Before Offering	5,000,000 Shares
After Offering	6,070,000 Shares (assuming sale of all the shares in this offering)
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

The price of the shares has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The shares offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the shares offered hereby.

Risks Related to our Business and Industry

We intend to acquire several insurance brokers, payroll and related firms. We may not be able to implement such an acquisition strategy and there are risks associated with such acquisitions, which could adversely affect our growth and results of operations.

Our acquisition program is intended to be an important part of our future growth, particularly in our brokerage segment, and we believe that similar acquisition activity will be important to maintaining comparable growth in the future. Failure to successfully identify and complete acquisitions likely would result in us being unable to grow our business organically. Continuing consolidation in our industry and growing interest in acquiring insurance brokers on the part of private equity firms and private equity-backed consolidators could make it more difficult for us to identify appropriate targets and could make them more expensive. Even if we are able to identify appropriate acquisition targets, we may not have sufficient capital to fund acquisitions, be able to execute transactions on favorable terms or integrate targets in a manner that allows us to realize the benefits we anticipate from acquisitions. When regulatory approval of acquisitions is required, our ability to complete acquisitions may be limited by an ongoing regulatory review or other issues with the relevant regulator. Our ability to finance and integrate acquisitions may also decrease if we complete a significant number of acquisitions.

Post-acquisition risks include those relating to retention of personnel, retention of clients, entry into unfamiliar markets or lines of business, contingencies or liabilities, such as violations of sanctions laws or anti-corruption laws, risks relating to ensuring compliance with licensing and regulatory requirements, tax and accounting issues, the risk that the acquisition distracts management and personnel from our existing business, and integration difficulties relating to accounting, information technology, human resources, or organizational culture and fit, some or all of which could have an adverse effect on our results of operations and growth. The failure of acquisition targets to achieve anticipated revenue and earnings levels could also result in goodwill impairment charges.

We have not entered into discussions with any target companies and are unable to determine what financial requirements we will need to complete any acquisitions. We have also not secured additional funding sources. If we are unable to provide additional funding as required for the acquisitions, we may not be able to implement our business plan and complete our plans to seek a suitable trading market for out stock, in which case you may not have liquidity for your investment.

An overall economic downturn, as well as unstable economic conditions in the regions in which we operate or plan to operate, could adversely affect our results of operations and financial condition.

An overall decline in economic activity could adversely impact us in future years as a result of reductions in the overall amount of insurance coverage that our clients purchase due to reductions in their headcount, payroll, properties, and the market values of assets, among other factors. Such reductions could also adversely impact future commission revenues when the underwriting enterprises perform exposure audits if they lead to subsequent downward premium adjustments. We record the commission income effects of subsequent premium adjustments when the adjustments become known and, as a result, any downturn or improvement in our results of operations and financial condition may lag a downturn or improvement in the economy. Some of our clients may experience liquidity problems or other financial difficulties in the event of a prolonged deterioration in the economy, which could have an adverse effect on our results of operations and financial condition. If our clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, our revenues and collectability of receivables could be adversely affected.

Economic conditions that result in financial difficulties for underwriting enterprises or lead to reduced risk-taking capital capacity could adversely affect our results of operations and financial condition.

We have a significant amount of trade accounts receivable from some of the underwriting enterprises with which we place insurance. If those companies experience liquidity problems or other financial difficulties, we could encounter delays or defaults in payments owed to us, which could have a significant adverse impact on our consolidated financial condition and results of operations. The failure of an underwriting enterprise with which we place business could result in errors and omissions claims against us by our clients, and the failure of errors and omissions underwriting enterprises could make the errors and omissions insurance we rely upon cost prohibitive or unavailable, which could adversely affect our results of operations and financial condition. In addition, if underwriting enterprises merge or if a large underwriting enterprise fails or withdraws from offering certain lines of coverage, overall risk-taking capital capacity could be negatively affected, which could reduce our ability to place certain lines of coverage and, as a result, reduce our revenues and profitability.

We are dependent upon a small number of major clients, the loss of which could adversely affect our business and financial condition.

We have two customers which represented approximately 57% of our accounts receivable at December 31, 2017. If we were to lose these customers, or if these parties experienced significant financial difficulties, we could experience a material decline in sales which could have a negative impact on our financial condition.

Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.

We derive much of our revenue from commissions and fees for our brokerage services. We do not determine the insurance premiums on which our commissions are generally based. Moreover, insurance premiums are cyclical in nature and may vary widely based on market conditions. Because of market cycles for insurance product pricing, which we cannot predict or control, our brokerage revenues and profitability can be volatile or remain depressed for significant periods of time.

As underwriting enterprises continue to outsource the production of premium revenue to non-affiliated brokers or agents such as us, those companies may seek to further minimize their expenses by reducing the commission rates payable to insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly affect our profitability. Because we do not determine the timing or extent of premium pricing changes, it is difficult to precisely forecast our commission revenues, including whether they will significantly decline. As a result, we may have to adjust our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect the results of our operations.

In addition, there have been and may continue to be various trends in the insurance industry toward alternative insurance markets including, among other things, greater levels of self-insurance, captives, rent-a-captives, risk retention groups and non-insurance capital markets-based solutions to traditional insurance. While historically we have been able to participate in certain of these activities on behalf of our clients and obtain fee revenue for such services, there can be no assurance that we will realize revenues and profitability as favorable as those realized from our traditional brokerage activities. Our ability to generate premium-based commission revenue may also be challenged by the growing desire of some clients to compensate brokers based upon flat fees rather than variable commission rates. This could negatively impact us because fees are generally not indexed for inflation and do not automatically increase with premiums as commissions do.

Our future success depends, in part, on our ability to attract and retain experienced and qualified personnel.

Our future success depends, in part, on our ability to attract and retain both new talent and experienced personnel, including our senior management, brokers and other key personnel. In addition, we could be adversely affected if we fail to adequately plan for the succession of members of our senior management team. The insurance brokerage industry has experienced intense competition for the services of leading brokers, and we may lose key brokers and groups of brokers, along with their client and business relationships, to competitors. Such departures could lead to the loss of clients and intellectual property. The loss of our chief executive officer or any of our other senior managers, brokers or other key personnel, or our inability to identify, recruit and retain highly skilled personnel, could materially and adversely affect our business, operating results and financial condition.

We face significant competitive pressures in our business.

The insurance brokerage business is highly competitive, and many insurance brokerage organizations actively compete with us in one or more areas of our business. We compete with several firms in the brokerage markets that have revenues significantly larger than ours. In addition, many other smaller firms that operate nationally or that are strong in a particular region or locality may have, in that region or locality, an office with revenues as large as or larger than those of our office.

We believe that the primary factors determining our competitive position with other organizations in our industry are the quality of the services we render, the personalized attention we provide, the individual and corporate expertise of the brokers providing the actual service to the client and our ability to help our clients manage their overall insurance costs. Losing business to competitors offering similar products at a lower cost or having other competitive advantages would adversely affect our business.

In addition, any increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

- Increased capital-raising by underwriting enterprises, which could result in new risk-taking capital in the industry, which in turn may lead to lower insurance premiums and commissions;

- Underwriting enterprises selling insurance directly to insureds without the involvement of a broker or other intermediary;

- Changes in our business compensation model as a result of regulatory developments;

- Federal and state governments establishing programs to provide health insurance or, in certain cases, property insurance in catastrophe-prone areas or other alternative market types of coverage, that compete with, or completely replace, insurance products currently offered by underwriting enterprises; and

- Increased competition from new market participants such as banks, accounting firms, consulting firms and Internet or other technology firms offering risk management or insurance brokerage services, or new distribution channels for insurance such as payroll firms.

New competition as a result of these or other competitive or industry developments could cause the demand for our products and services to decrease, which could in turn adversely affect our results of operations and financial condition.

Damage to our reputation could have a material adverse effect on our business.

Our reputation is one of our key assets. We advise our clients on and provide services related to a wide range of subjects and our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, ability to protect client information, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these or other matters, including our association with clients or business partners who themselves have a damaged reputation, or from actual or alleged conduct by us or our employees, could damage our reputation. Any resulting erosion of trust and confidence among existing and potential clients, regulators, stockholders and other parties important to the success of our business could make it difficult for us to attract new clients and maintain existing ones, which could have a material adverse effect on our business, financial condition and results of operations.

Regulatory, Legal and Accounting Risks

A cybersecurity attack could adversely affect our business, financial condition and reputation.

We rely on information technology and third-party vendors to support our business activities. Cybersecurity breaches of any of the systems we rely on may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. Any material breaches of cybersecurity, or media reports of the same, even if untrue, could cause us to experience reputational harm, loss of clients and revenue, loss of proprietary data, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard clients' information or financial losses. Such losses may not be insured against or not fully covered through insurance we maintain.

We intend to invest in technology security initiatives, policies and resources and employee training. The cost and operational consequences of implementing, maintaining and enhancing further system protections measures could increase significantly as cybersecurity threats increase. As these threats evolve, cybersecurity incidents will be more difficult to detect, defend against and remediate. Any of the foregoing may have a material adverse effect on our business, financial condition and reputation.

Improper disclosure of confidential, personal or proprietary information could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information, financial information and intellectual property. If our information systems or infrastructure or those of our third-party vendors experience a significant disruption or breach, such information could be compromised. A party that obtains this information may use it to steal funds, for ransom, to facilitate a fraud, or for other illicit purposes. Such a disruption or breach could also result in unauthorized access to our proprietary information, intellectual property and business secrets.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or malfeasance. It is possible that our security controls and employee training may not be effective. This could harm our reputation, create legal exposure, or subject us to legal liability.

Significant costs are involved with maintaining system safeguards for our technology infrastructure. If we are unable to effectively maintain and upgrade our system safeguards, including in connection with the integration of acquisitions, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access.

With respect to our commercial arrangements with third party vendors, we have processes designed to require third party IT outsourcing, offsite storage and other vendors to agree to maintain certain standards with respect to the storage, protection and transfer of confidential, personal and proprietary information. However, we remain at risk of a data breach due to the intentional or unintentional non-compliance by a vendor's employee or agent, the breakdown of a vendor's data protection processes, or a cyber-attack on a vendor's information systems.

Changes in data privacy and protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to a variety of continuously evolving and developing laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. These laws apply to transfers of information among our affiliates, as well as to transactions we enter into with third party vendors.

These initiatives could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. In addition, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties and significant legal liability.

Risks Related to Our Common Stock

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our common stock. Because the shares have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our common stock which means that you may be required to hold your shares in our Company for an indefinite period.

Our common stock is not quoted on either the OTC Bulletin Board or OTC Markets, and is not listed on any exchange. Until the common stock is quoted on an electronic quotation service or listed on an exchange, it is unlikely that any public market for the common stock will be established. It is unlikely that our Company would qualify for listing on a stock exchange in the immediate future. Application for quotation on an electronic quotation service requires finding a market maker willing to make the application. The application process entails review by FINRA, the self-regulated industry processer of these applications, and may take several months. The application process cannot commence until the registration of which this prospectus is a part is declared effective by the Securities and Exchange Commission. We have not identified any broker-dealers who may be willing to make application on our behalf.

Because our shares are designated as Penny Stock, broker-dealers will be less likely to trade in our stock in the future due to, among other items, the requirements for broker-dealers to disclose to investors the risks inherent in penny stocks and to make a determination that the investment is suitable for the purchaser.

Our shares are designated as "penny stock" as defined in Rule 3a51-1 promulgated under the Exchange Act and thus, if a public market for the stock develops in the future, may be more illiquid than shares not designated as penny stock. The SEC has adopted rules which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks are defined generally as non-NASDAQ equity securities with a price of less than $5.00 per share; that are not traded on a "recognized" national exchange; or in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $10,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities are subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares in any market which may develop in the future. Many brokers have decided not to trade in penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. The reduction in the number of available market makers and other broker-dealers willing to trade in penny stocks may limit the ability of purchasers in this offering to sell their stock in any secondary market which could develop in the future. These penny stock regulations, and the restrictions imposed on the resale of penny stocks by these regulations, could adversely affect our stock price if a public trading market for our stock is established in the future.

Our board of directors can, without stockholder approval, cause preferred stock to be issued on terms that adversely affect common stockholders.

Under our articles of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, none of which are issued and outstanding, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Additional preferred shares issued by the board of directors could include voting rights, or even super voting rights, which could shift the ability to control the Company to the holders of the preferred stock. These preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the corporation, which means that the holders of preferred shares would be entitled to receive the net assets of the corporation distributed in liquidation before the common stock holders receive any distribution of the liquidated assets.

We have not paid, and do not intend to pay, dividends on our common shares and therefore, unless our common stock appreciates in value, our investors may not benefit from holding our common stock.

We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. As a result, our common stock investors will not be able to benefit from owning our common stock unless a market for our common stock develops in the future and the market price of our common stock becomes greater than the price paid for the stock by these investors.

Any public trading market for our common stock which may develop in the future will likely be a volatile one and will generally result in higher spreads in stock prices.

If a public trading market for our common stock develops in the future, it would likely be in the over-the-counter market. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on national stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot insure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the shares, the bid price will have sufficiently increased to create a profit on the sale. Ultimately, we need to execute sufficient acquisitions to be listed on a major exchange to enhance the opportunity to create a profit.

The beneficial ownership of our common stock is concentrated in our sole executive officer and director.

Our Chairman and CEO, Charles Feltman, owns all of the issued and outstanding common stock and would continue to own 80% of the voting control of the Company even if all 1,070,000 shares in this offering are sold. As a result, he will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to   the class of equity being sold.

THE COMPANY AND ITS BUSINESS

Background and Description of Business

C. Meyers Feldman and Company was incorporated in the State of Nevada on May 21, 2018. On May 23, 2018, we acquired Lynwood Financial Group, Inc., a New Jersey corporation formed on November 22, 1988 and was reorganized in 2000 as a result of a business merger with CF Insurance, an entity owned by Charles Feltman, our current officer, director and shareholder. The Company is an independent insurance agency operating from New Jersey with a broad range of property and casualty (P&C) insurance. The Company has aligned with most of the carriers in the country to deliver insurance services directly to customers nationwide, with a keen focus on the P&C insurance of small and medium sized businesses.

Our business plan is to acquire additional insurance agencies in the U.S. to create a significant segment in the P&C insurance industry. We intend to position our holding Company as a publicly traded entity, initially in the over-the-counter market and ultimately on a national stock exchange. We anticipate executing this plan in two phases.

- In Phase I we are also seeking funding for the Company through this crowd funding offering. These funds will be utilized to establish the Company as a public company through a reverse acquisition of a trading shell company or a direct application for trading in the over-the-counter market.

- The funding will be utilized to create a sales force to acquire companies associated with the insurance industry, such as payroll, HR and medical billing, and others creating significant organic growth. The acquisition strategy would enable the Company to enhance operational efficiency and meet the required benchmark to be listed on a stock exchange.

- Phase II would include the listing of the Company on a stock exchange. The Company would thereafter raise additional capital that would be utilized to continue the acquiring process.

Insurance Industry

According to market research firm IBISWorld, the Insurance Brokers and Agencies industry has seen an average annual growth rate of 3.7% over the last five years through 2016, positioning industry revenue to be around $157.3 billion in 2017. The industry has grown steadily in the wake of a strengthening economic backdrop, from rising disposable income levels and lower unemployment rates. These trends are expected to continue over the next several years, as is the overall growth in the industry. The industry is projected to see an average annual growth rate of 1.5% over the next five years, placing industry revenue at $169.4 billion in 2022. These trends bode extremely well for organizations like ours, as they show the long-term potential that the market and industry in general.

Marketing

Marketing and distribution is intended to be accomplished through a direct approach method. The Company proposes to increase the sales force in order to sell products to businesses and individuals directly. We intend to target individual and agency deals in property and casualty insurance. We also intend to continue to acquire and develop partnerships with payroll, HR, and medical billing agencies to increase potential customer reach and upsell services. Further, we intend to develop an attractive and informative website for investors and customers separately and will also maintain a social media presence.

We plan to continue to target small and medium sized businesses in the U.S. since businesses are the primary purchasers of insurance administration and risk consulting services. Demand for such services from this market is increasing as businesses seek greater customization of insurance coverage, business services and more advanced risk management practices.

Perhaps the most effective marketing strategy is to sell multiple products to captive clients. If you provide payroll services, you have access to your customer base to sell anything. Eventually we intend to have PR to develop a brand name and awareness.

We plan to partner with companies to have access to their customer base on a national level. Once we are public we hope to acquire these companies. Our target market will initially approach small and middle market business.

Insurance is a brick and mortar business since every business has to buy it because they need it and some products are statutory. This market will never disappear but will evolve because of the need to develop new insurance products for new emerging companies who will have unique insurance needs.

Initially and predominantly sales will be performed through a captive sales team. We in addition will develop applications for easy purchase of commercial products, in a manner similar to Allstate's insurance Internet Company.

Products and Services Provided

We provide property and casualty insurance, which includes all forms of general and specific liability for a businesses, professional individuals and professional corporations, as well as all types of business personal property such as structures, buildings, automotive, machinery and equipment. Through our acquisitions we intend to provide payroll and human resources services, medical billing for individuals, group practices, ambulatory facilities and hospitals, and group health insurance.

Competition

Our goal is to develop a company that promotes a dynamic vehicle for growth and to create a larger revenue stream. We believe the insurance industry has lost its way. We propose to change the insurance products offered to small and middle market businesses, the underwriting process and the distribution of these products.

Typically, insurers have not been proactive, nor have they been creative in responding to disruptive threats emanating not just from within the insurance market, but spurred by new realities in the economy and society at large. We believe the industry in general lacks the sense of urgency to effectively capitalize on the accelerating pace of technology, demographics, small business and middle business market preferences. Insurer's still rely upon a series of orthodoxies that have generally served as entry barriers insulating their traditional ways of doing business and allowing them to make do with relative modest changes in their products, operations and distribution systems.

We believe insurers are vulnerable to anyone introducing new ways of leveraging information, spreading the risk, product development, changing the distribution system and creating new efficiencies in operating processes. We hope to develop a number of disruptive business models, which can enable us to undermine the effectiveness of all these long-standing insurance business models.

Many insurers believe the following orthodoxies preclude anyone from being a serious competitive entry into the insurance industry:

- Consumer familiarity with established measures precludes wide scale disruption by newcomers to the business.

- Insurance is a complex, opaque and even misunderstood product which gives the industry-seasoned agent and broker sales force a considerable edge over would be entrants and distribution challenges.

- Insurers have effectively cornered the market on the data models and analytical talent to underwrite and price exposures, as well as facilitate risk management.

- Since the premise of risk pooling is fundamental to the business of insurance, the massive capital reserves assembled by insurers cannot be easily replicated by new players.

We intend to disrupt these orthodoxies by accomplishing the following:

- Re-define familiarity.

- Change and replace the industry's seasoned agents and independent brokerage system and compensation to agents.

- Create new sources of organic growth.

- Eliminate and create new data business models, train and educate new talent, and dispense with the archaic and most recent completely ineffective models now being used to facilitate risk determination and pricing. Underwriting should increasingly be based on casual rather than cumulative data enabling more accurate lost predictions less arbitrary pricing decisions and more affective lost control suggestions.

- Improve profitability by reducing payment of fraudulent claims in creating the effective use of in-house attorneys.

- Enable access to more precise data, which can eliminate a lot of time and inconvenience from the insurance application renewal and claims processes, while improving the accuracy of underwriting and pricing decisions by basing them on the actual ongoing state of an insured risk.

- Integrate the P&C, payroll and medical billing industries by developing products, services, IT applications, personal and distribution systems completely unique to all three industries.

- Initiate a public company that creates the source of capital to achieve those goals.

- Build value through integration of diversified units working together as a portfolio of businesses under one roof. This will provide opportunity to boost all three industries performances by creating efficiencies, cutting costs and effecting growth. It will also create additional revenue streams with increased profitability.

Competition does not necessarily lie with agency competition; it is based on insurance product competition. Larger agencies have the edge in obtaining better pricing or exceptions. We believe the key to competition is being the gorilla in the room and creating a captive agent with a strong profitable, aggressive direct writer.

One of the purposes of going public is to create a significant agency with the premium volume to dictate pricing. We believe P.C. is all about pricing strategy - ultimately transforming to a direct writer of insurance, such as Farmers or GEICO.

Initially to effect significant growth as an independent agency, which is the distribution channel of insurance companies, we believe this will enable us to control distribution of all major P & C companies and products. Hence, dominating the sale and placement of the industries products and eliminating competition from other independent agents.

Employees

We currently employ nine persons on a full-time basis, including our CEO, Mr. Feltman.

OWNERSHIP AND CAPITAL STRUCTURE

Outstanding Shares

We currently have issued and outstanding 5,000,000 shares of our common stock, all of which are held by our sole executive officer and director, Mr. Feltman. These shares were issued to Mr. Feltman in connection with the organization of the Company and in exchange for his shares of Lynwood Financial Group, Inc., which as a result of the transaction became a wholly owned subsidiary of our holding Company. These shares were issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving any public offering.

The maximum number of shares issuable in this offering is 1,070,000, which would represent 17.63% of the issued and outstanding shares. As a minority shareholder, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Valuation

The offering price of the shares being is based on a pre-money valuation of $5,000,000, which represents approximately ten times EBITDA. There is no assurance that this valuation is accurate or that the shares could be sold for this valuation in the future.

Restricted Securities

The shares purchased in this offering are restricted securities as defined in Rule 501 under Regulation D promulgated by the Securities and exchange commission. For one year, the shares can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

2018 Stock Incentive Plan

On May 23, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the "**Plan**") which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our Company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

There are 900,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

The Plan is administered by our board of directors; however, the board of directors may designation administration of the Plan to a committee consisting of at least two independent directors. Only employees of our Company or of an "Affiliated Company", as defined in the Plan, (including members of the board of directors if they are employees of our Company or of an Affiliated Company) are eligible to receive incentive stock options under the Plan. Employees of our Company or of an Affiliated Company, members of the board of directors (whether or not employed by our Company or an Affiliated Company), and "Service Providers", as defined in the Plan, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the Plan. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee's estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

The Plan will continue in effect until all of the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the Plan may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all of our assets.

The Board has not granted any awards under the Plan.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 70,000,000 shares of common stock, par value $.001 per share. All common shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman or the CEO and by the Secretary upon the request of a majority of the Board of Directors or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of common stock are entitled to one vote at any meeting of the shareholders for each share of common stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, one-third of the outstanding shares of capital stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares represented at a meeting will govern, even if this is substantially less than a majority of the shares outstanding. Subject to the rights granted to the holders of our preferred stock, holders of common shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, sinking fund, redemption, preemptive or other subscription rights or privileges with respect to any common shares.

Directors are elected by a plurality of votes, which means that the persons receiving the greatest number of votes as directors for the number of directors to be elected at the meeting are elected to serve as directors, whether or not the number of votes cast represents a majority of the votes present at the meeting. Our common shares do not have cumulative voting rights, which would permit a shareholder to multiply the number of shares he owns by the number of directors to be elected and to distribute those votes among the candidates in any manner he wishes.

We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the state of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Preferred Stock

Our Board of Directors is also authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, and to establish the rights and preferences of any class or series of preferred stock.

Transfer Agent

We have selected Issuer Direct Corporation, an SEC-registered securities transfer agent, to act as transfer agent for our common stock.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

Financial Statements

The financial statements of our operating subsidiary for the years ended December 31, 2017 and 2016 can be found attached to this document. These financial statements have been reviewed by our accountant, Lawson, Rescinio, Schibell & Assoc., P.C. Except as disclosed in this offering document, no material transactions with our parent company have occurred since its incorporation on May 21, 2018.

Financial Condition

On May 23, 2018, we acquired Lynwood Financial Group, Inc. in a transaction whereby Mr. Feltman exchanged all of his stock in Lynwood for shares of our Company. As a result, Lynwood became a wholly owned subsidiary of our Company and acts as our operating company. The information below relates to the operations of Lynwood for the periods covered.

<u>Year ended December 31. 2017 comparted to year ended December 31. 2016</u>

Revenue. Revenue from sales for fiscal year 2017 was $601,271. This is almost a 6% increase from 2016 revenue which was $567,564. This increase was a result of increased sales.

Cost of Sales. Cost of Sales in 2017 was $23,177 which is an increase of approximately 69% from costs of $13,732 in fiscal year 2016. The increase was due to additional commissions paid.

Expenses. Our primary expenses consist of, among other things, salaries, office rent and overhead costs. Expenses in 2017 were $22,761, compared to $12,729 for 2016. The increase of approximately 79% was a result of additional commissions paid.

<u>Indebtedness</u>

Except for normal recurring operating expenses, our only material outstanding obligation is a note payable to a previous owner. This non-interest-bearing note payable requires monthly payments of $350 and matures in November 2020.

<u>Valuation</u>

We have not undertaken any efforts to produce a formal valuation of the Company. The current pre-money valuation of the Company reflects the total shareholders equity value of the Company at December 31, 2017.

USE OF PROCEEDS

We expect that the proceeds of this offering would be $25,000 if the target offering amount is reached and an additional $1,045,000 in oversubscriptions if the maximum amount is raised. The table below provides a breakdown of our intended use of proceeds, assuming a target raise of at least $25,000 and the maximum offering of $1,070,000:

	Target Offering Proceeds	Percentage	Maximum Offering Proceeds	Percentage
Costs of offering	$ 4,500	18%	$ 5,000	*
Marketing costs	3,500	14%	50,000	5%
Digital/social media development costs	4,500	18%	5,000	*
Target evaluation costs	10,750	43%	15,000	1%
Intermediary fees[1]	1,750	7%	70,000	7%
Target acquisition costs	--	--	745,000	70%
Acquisition professional costs	--	--	130,000	12%
IT costs	--	--	50,000	5%
TOTALS	$25,000	100%	$1,070,000	100%

*Less than 1%

We do not anticipate using any of the proceeds from this offering for operating expenses, repayment of debt, or compensation to management.

In order to locate potential target companies for acquisition, we are reviewing and intend to negotiate a contract with one or more firms which specialize in identifying and soliciting property and casualty and payroll companies. We further intend to develop our website and other digital media for use in our business. We also anticipate that we will incur legal and accounting expenses in evaluating these target companies.

If funds in excess of the target amount are raised, we intend to fully implement our business plan to create a reporting public company by preparing and filing a registration with the SEC and developing a trading market for our stock. We believe this will provide us with acquisition currency in the form of our stock to make the planned acquisitions. The costs to acquire target companies will likely include a cash portion of the purchase price which we have estimated in connection with the acquisition of the first four property and casualty companies and the initial payroll company.

The expenses to be incurred in developing and pursuing our business plan cannot be predicted with any degree of certainty. Moreover, although we have identified generally how we expect to use the proceeds from this offering, management will have broad discretion in determining the specific uses of the proceeds and it may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes. You will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Company's success will be substantially dependent upon the discretion and judgment of the Company's management with respect to the application and allocation of the net proceeds of this Offering.

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing,

---

[1] The Company has selected CrowdSourceFunded.com to facilitate the Offering as its designated Funding Portal and will be paid 7% of actual capital raised and closed.

if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available on its website when it is completed. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

MANAGEMENT

Current Officers and Directors

Charles Feltman, 72, our sole executive officer and director, has served as Chairman and CEO since its inception in 2018 and has served as Chairman and CEO of Lynwood Financial since 2000. Mr. Feltman's wife serves as Secretary and Treasurer of the Company.

Mr. Feltman has extensive experience in the insurance industry, having formed his own property and casualty insurance company in 1996 and merging it into Lynwood Financial Group in 2000. He received a Bachelor of Arts degree in history and philosophy in 1969 from Minnesota State University and attended John Marshall Law School. He also served from 1986 to 1995 as Managing Director of HL Financial Services with a seat on the NY Stock Exchange, from 1981 to 1985 as General Manager for a Division of American Hospitality Supply Corporation, and served from 1976 to 1980 as the youngest General Manager in the history of Mutual of New York (MONY), subsequently acquired by Equitable and AXA.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

We have conducted the following transactions with related persons:

- In May 2018 we issued 5,000,000 shares to Charles Feltman, our sole executive officer and director, in return for all of his shares of Lynwood Financial Group.

Conflicts of Interest

We have engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your shares of common stock. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no shares will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive shares in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;
2. Employment and employer information;
3. Net worth and income information;
4. Social Security Number or government-issued identification; and
5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;
3. The Company has filed at least three annual reports, and has no more than $10 million in assets;
4. The Company or another party repurchases or purchases all the shares sold in reliance on Section 4(a)(6) of the 1933 Act; or
5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to Crowdsource Funded at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my shares after buying them?

Shares purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Shares;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your shares. Currently, there is no market or liquidity for these Shares and it may be some, if ever, time before the Company lists these shares on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

LYNWOOD FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
AND INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

LYNWOOD FINANCIAL GROUP, INC.
CONTENTS
DECEMBER 31, 2017 AND 2016

Independent Accountant's Review Report

EXHIBIT A   -   Balance Sheets as of December 31, 2017 and 2016

EXHIBIT B   -   Statements of Income and Retained Earnings for the years ended December 31, 2017 and 2016

EXHIBIT C   -   Statements of Cash Flows for the years ended December 31, 2017 and 2016

PAGES 1 - 4   -   Notes to Financial Statements as of December 31, 2017 and 2016



LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 · OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

Independent Accountant's Review Report

To the Board of Directors
    Lynwood Financial Group, Inc.
    Matawan, NJ 07747

We have reviewed the accompanying financial statements of Lynwood Financial Group, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lawson, Rescinio, Schibell + Assoc., P.C.

Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
May 14, 2018

EXHIBIT A

LYNWOOD FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash and Cash Equivalents	$ 4,022	$ 16,192
Accounts Receivable	72,089	43,335
Loans to Shareholders	49,070	49,070
Total Current Assets	125,181	108,597
OTHER ASSETS		
Intangible Asset	911,063	911,063
Accumulated Amortization	(911,063)	(911,063)
Total Other Assets	-	-
TOTAL ASSETS	$ 125,181	$ 108,597

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	$ 19,277	$ -
Escrow Deposits	5,559	-
Note Payable - Current Portion	4,200	9,084
Total Current Liabilities	29,036	9,084
Note Payable - Long Term Portion	7,598	6,066
TOTAL LIABILITIES	36,634	15,150
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; 100 Shares Authorized; 100 Shares Issued and Outstanding	100	100
Additional Paid In Capital	35,104	35,104
Retained Earnings	53,343	58,243
Total Stockholder's Equity	88,547	93,447
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 125,181	$ 108,597

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
SALES	$ 601,271	$ 567,564
COST OF SALES		
Commission Expense	23,177	13,128
Subcontractors	-	604
Total Cost of Sales	23,177	13,732
GROSS PROFIT	578,094	553,832
OPERATING EXPENSES		
Business Insurance	19,494	17,362
Health Insurance	14,054	13,246
Payroll Taxes	31,548	32,610
Telephone	5,504	5,209
Office	21,329	33,298
Postage and Messenger	4,997	5,179
Dues and Subscriptions	3,284	4,090
Repairs and Maintenance	1,485	1,435
Professional Fees	25,649	17,901
Administrative Salaries	254,344	252,107
Auto Expense	33,384	24,357
Meals and Entertainment	8,796	5,185
Travel	13,331	9,581
Rent	70,654	67,531
Utilities	7,612	4,647
Interest	848	677
Lease Expense	11,105	10,626
Advertising	3,747	3,798
Continuing Education	2,643	5,238
Computer and Internet Expense	17,742	11,674
Returned Commissions and Premiums	3,783	15,352
Total Operating Expenses	555,333	541,103
INCOME FROM OPERATIONS	22,761	12,729
PROVISION FOR STATE AND LOCAL INCOME TAXES	1,160	562
NET INCOME	21,601	12,167
RETAINED EARNINGS - BEGINNING OF YEAR	58,243	49,076
DIVIDENDS	(26,501)	(3,000)
RETAINED EARNINGS - END OF YEAR	$ 53,343	$ 58,243

See independent accountant's review report and notes to financial statements

EXHIBIT C

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 21,601	$ 12,167
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities		
Changes in Assets and Liabilities:		
Accounts Receivable	(28,754)	5,741
Deposits	5,559	-
Accounts Payable	19,277	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,683	17,908
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to Shareholders	-	-
NET CASH USED IN FINANCING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of Long-Term Debt	(3,352)	(1,050)
Dividends	(26,501)	(3,000)
NET CASH USED IN FINANCING ACTIVITIES	(29,853)	(4,050)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,170)	13,858
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,192	2,334
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 4,022	$ 16,192
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR		
Interest	$ 848	$ 677
Income Taxes	$ 1,160	$ 562

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 - NATURE OF BUSINESS

The Company provides insurance services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

b. Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2017 and 2016, the management of the Company determined that the potential of bad debts was not material and elected not to set up an allowance for doubtful accounts. The Company periodically reviews aging and collections to determine the collectability of receivables. At the time the Company determines that collectability is doubtful, an allowance is established. Once the Company determines that the account is uncollectible, the account is written off. The Company does not charge interest on overdue accounts.

c. Property and Equipment - Property and equipment are recorded at cost. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are charged to current operations. Depreciation is computed utilizing accelerated and straight line methods over the useful life of the respective asset.

d. Advertising Costs - The Company expenses all advertising costs when incurred. Advertising expense charged to operations for the years ended December 31, 2017 and 2016 was $3,747 and $3,798 respectively.

e. Income Taxes - The Company files tax returns in the U.S. Federal jurisdiction and the State of New Jersey. The Company has no open tax years prior to 2014. The Company has elected to be treated as a small business corporation for federal and state income tax purposes. As a small business corporation, the Company does not pay Federal income tax on its taxable income. Instead, the stockholder is individually liable for Federal income tax on the Company's taxable income. For state purposes, the stockholder is individually liable for state income tax on the Company's state taxable income and the Company is liable for state minimum taxes.

The Company accounts for income taxes under accounting principles generally accepted in the United States of America (GAAP). GAAP prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

At December 31, 2017, management has determined that the Company does not have any uncertain tax positions that would have a material effect on the Company's financial position, results of operations and cash flows. The determination of tax positions uses tax judgments which are based on the requirements for filing tax returns. These filings may be subject to amendment or change during an examination by various taxing authorities, which has not been considered in the determination of the Company's assets or liabilities.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. <u>Use of Estimates</u> - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be significant.

g. <u>Fair Value Disclosure</u> – GAAP establishes a framework for determining fair value for assets and liabilities measured at fair value on a recurring basis. GAAP establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value and requires certain disclosure requirements for fair value measurements. The three fair value hierarchy levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology are quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are based on prices or valuation techniques that are unobservable.

h. <u>Intangibles</u> – Intangible assets consist of goodwill. The Company amortizes goodwill on the straight-line method over its useful life.

i. <u>Revenue Recognition</u> - The Company recognizes revenue from services when the work is completed. Revenue does not include sales tax, if any, charged on the revenue. Cost of sales includes commissions and subcontractor costs.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash accounts at one financial institution. The Federal Deposit Insurance Corporation only insures up to $250,000 at any one financial institution. At December 31, 2017, the Company's uninsured balance totaled $0.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 4 - LONG-TERM DEBT

Long-Term debt as of December 31, 2017 and 2016 consists of the following:

	2017	2016
Note Payable, bank with $484 due monthly for principal and interest at 6.50% paid off in 2017	$ -	$ 15,150
Note Payable, individual with $350 due monthly for principal at 0% interest until November 2020	11,798	-
Less: Current Maturities	4,200	9,084
Long-Term Debt - Less Current Maturities	$ 7,598	$ 6,066

Maturities of Long-Term Debt are as follows:

Year Ending December 31,

2018	$ 4,200
2019	4,200
2020	3,398
Total	$ 11,798

NOTE 5 - LEASE COMMITMENTS

Auto - The company has an auto lease which expires in October 2018. Lease expense charged to operations for the years ended December 31, 2017 and 2016 was $11,105 and $10,626 respectively. As of December 31, 2017, the future minimum annual rental payments are summarized as follows:

Year Ending December 31,

2018	$ 14,160

Office - The Company leases office space under a month to month lease agreement. Rent expense charged to operations for the years ended December 31, 2017 and 2016 was $70,654 and $67,531, respectively.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the independent accountant's review report, the date which the financial statements were available to be issued.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management of the Company has estimated that the carrying amount of all assets and liabilities approximates fair value.

Cash, accounts receivable and accounts payable are valued at their carrying amounts which approximate fair value due to the short maturity of the instruments.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing debt as the present value of expected cash flows.

NOTE 8 - MAJOR CUSTOMERS

Two of Company's customers represented 57% of trade accounts receivable at December 31, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Charles Feltman
(Signature)

Charles Feltman
(Name)

Chief Executive Officer
(Title)